

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2011

Via Email
Cheryl K. Beebe
Chief Financial Officer
Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, Illinois 60154

> **Re: Corn Products International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-13397**

Dear Ms. Beebe:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Note 3 – Acquisitions, page 58

1.   We note that you acquired $359 million in intangible assets as part of the National Starch business combination. Please provide the applicable disclosures required by ASC 350-30-50.

Note 14 – Segment Information, page 84

2.   We note from your disclosure that you operate in one business segment and that your business is managed on a geographic regional basis. Based on this disclosure, please

clarify for us and in your filing whether operating segments have been aggregated (refer to ASC 280-10-50-21(a) for the related disclosure requirements). If applicable, please identify for us the similar economic characteristics that are shared by the aggregated operating segments and tell us how you have considered identifying and discussing these characteristics as part of your MD&A. If operating segments are not being aggregated, clarify for us the basis for your determination that operating segments are at the geographic regional level, and not below. In this regard, there appear to be indicators that operating segments exist at the country level as you refer in your MD&A to "improved earnings" in Brazil and in your first quarter earnings conference call to "profit improvement opportunities" and capital spending related to Argentina.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Controls and Procedures, page 27

3.   We note that you have excluded National Starch from your evaluation of the effectiveness of your disclosure controls and procedures as of March 31, 2011, but there is no similar exclusion as of December 31, 2010. Please clarify for us why you believe the scope exception was necessary for your quarterly evaluation and not previously.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Ethan Horowitz for

Brad Skinner
Senior Assistant Chief Accountant